Exhibit 99.1

REE Automotive Receives Nasdaq Minimum Bid Price Notification

Tel Aviv, Israel (July 3, 2025) – REE Automotive Ltd. (“REE” or the “Company”) (Nasdaq: REE), an automobile technology company that develops software-defined vehicle (SDV) technology solutions, today reported that the Company received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is currently not in compliance with Nasdaq Rule 5450(a)(1). In particular, the Letter stated that the Company’s closing bid price for its Class A ordinary shares (the “Ordinary Shares”) has been below $1.00 per share for the last 30 consecutive business days beginning on May 15, 2025 through June 27, 2025.

The Nasdaq Stock Market Rules provides REE with a period of 180 calendar days to regain compliance. According to the Letter, the Company has until December 29, 2025 to regain compliance with the minimum bid price requirement. The Company will regain compliance, if at any time during this 180-day period, the closing bid price of its Ordinary Shares is at least $1.00 for a minimum period of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance from Nasdaq and this matter will be closed.

If the Company does not demonstrate compliance prior to the end of the 180-day period ending December 29, 2025, Nasdaq’s staff will notify the Company that its Ordinary Shares will be subject to delisting.

However, the Company may then be eligible for additional time to regain compliance, of up to a further 180 calendar days, if it meets the continued listing requirement for the market value of its publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement. To be eligible, the Company will also need to provide further written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If however it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that REE’s securities will be subject to delisting. REE may appeal any such delisting determination to a Hearings Panel.

The Company intends to monitor the closing bid price of its Ordinary Shares between now and December 29, 2025, and intends to consider available options to cure the deficiency and regain compliance with the minimum bid price requirement within the compliance period. The Letter from Nasdaq has no immediate effect on the Company’s Nasdaq listing or the trading of its Ordinary Shares on Nasdaq, other than a displayed indicator with quotation information, and during the aforementioned cure period, as may be extended, the Company’s Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “REE”.

About REE Automotive

REE Automotive (Nasdaq: REE) is an automobile technology company that develops and produces cutting edge software-defined vehicle, or SDV, technology that manages vehicle operations and features through proprietarily-developed software, enabling what we believe to be safer, more modular, and better performing vehicles. Our advanced SDV technology utilizes zonal architecture to enhance redundancy and stability and it contains the capabilities for updates and improvements over-the-air throughout an SDV’s lifespan. This makes Powered by REE® vehicles highly adaptable to customer and market changes and our technology is designed in an effort to be future proofed, autonomous capable. As the first company to FMVSS certify a full by-wire vehicle in the U.S., REE’s proprietary by-wire technology for drive, steer and brake control eliminates the need for mechanical connection. Our approach of “complete not compete” allows original equipment manufacturers, or OEMs, and technology companies to license our technology in order to design and build vehicles reliant upon our SDV technology to their specific requirements and needs. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. For example, REE is using forward-looking statements when it discusses regaining compliance with minimum bid price requirement by December 29, 2025, any additional time to regain compliance thereafter, and any appeal of any Nasdaq determination to delist REE Ordinary Shares. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements.

These forward-looking statements are based on REE’s current expectations and assumptions about future events and are based on currently available information as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: risks relating to the substantial doubt that REE will have sufficient funds to satisfy its obligations for the foreseeable future and through the next 12 months; risk relating to REE’s inability repay its convertible notes due to insufficient cash flow from our business or to settle conversions of such convertible notes in cash or to repurchase the notes upon a change in control transaction; REE’s limited operating history; risks relating to the global economic environment, the general market, political and economic conditions in the countries in which we operate (including the recent policy changes by the Trump Administration); adverse conditions in the automotive industry and adverse global conditions, including macroeconomic, protectionist trade policies and tariffs, geopolitical uncertainty, and other events; REE’s business model not being proven; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; development of REE’s technology into marketable products; risk relating to REE’s failure to obtain significant orders for its products; REE’s uncertain assumptions relating to its operational or financial performance; REE’s operations in an industry that is new and rapidly evolving, and its use of estimates that are subject to significant uncertainty; risks relating to REE’s significant shareholders having substantial influence over REE; REE’s expectations with respect to the SDV market, which may not develop as REE expects or develops slower than REE expects; risks relating to consumer acceptance of SDV technology; risks relating to the lack of a guarantee that OEMs will purchase our SDV products in any certain quantity or at any certain price even after a design win; risk relating to significant delays between the time we achieve a design win until we may be able to realize revenue from the vehicle model; REE’s reliance on an outsourced manufacturing business model, if and when it determine to manufacture; REE’s dependence on suppliers and potential suppliers, which include single or limited source suppliers; risks related to product liability claims, legal and regulatory proceedings, commercial or contractual disputes, or lawsuits alleging infringement or misappropriation of intellectual property rights; risks associated with data security breach, failure of information security systems and privacy concerns; risks related to a lack of compliance with Nasdaq’s minimum bid price requirement or other Nasdaq listing rules; risks relating to future sales of our securities by existing material shareholders or by us that could cause the market price for the Class A Ordinary Shares to decline; potential disruption of shipping routes due to accidents, political events, international hostilities and instability, piracy or acts by terrorists; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of fluctuations in interest rates, inflation, and foreign exchange rates; the ongoing conflict between Ukraine and Russia and any other worldwide health epidemics or outbreaks that may arise and adverse global conditions; the ongoing Gaza war and other military conflict in Israel; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2025 and in subsequent filings with the SEC.